IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

FEASIBILITY STUDY FOR CÔTÉ GOLD YIELDS SIGNIFICANTLY IMPROVED PROJECT ECONOMICS

15.2% After-tax Internal Rate of Return
Payback 4.4 years
Net Present Value $795 million

All amounts are in US dollars, unless otherwise indicated.

Toronto, Ontario, November 1, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced positive results from a Feasibility Study ("FS") for the IAMGOLD/Sumitomo Metal Mining Co., Ltd. ("Sumitomo"), Joint Venture Côté Gold Project (the "Project") in Northern Ontario. The results of the FS illustrate that Côté Gold is an economically viable, long-life project that is expected to be a low-cost producing mine. The FS establishes substantial economic and operational improvements relative to the Pre-feasibility Study ("PFS") results announced in June 2017. The FS also provides the basis for making a production decision and serves to fully support the permitting process. The Feasibility Study includes two mine plan scenarios:

- **Base Case Mine Plan:** The Base Case Mine Plan is aligned with the current permitting process; and
- **Extended Mine Plan:** The Extended Mine Plan adds two additional years to the Base Case Mine Plan mine life without expanding the footprint of the project. The Extended Mine Plan is supported by exploitation of the total Mineral Reserves, and recognizes that permit amendments may be required to raise the height of the Mine Rock Area and Tailings Management Facility.

PROJECT HIGHLIGHTS (100% BASIS)

	PFS (2017)	FS (2018)		Change from PFS	
		Base Case	Extended	Base Case	Extended
After-Tax – NPV @ 5%	$703 million	$795 million	$905 million	+ $92 million	+ $202 million
IRR (After-tax)	14.0%	15.2%	15.4%	120 bps	140 bps
Payback Period	4.5 years	4.4 years	4.4 years	-0.1 years	-0.1 years
Gold Price	$1,250 / oz	$1,250 / oz	$1,250 / oz	+ $0 / oz	+ $0 / oz

Reserves and Resources

Compared to the PFS:

- Total Proven and Probable Reserves ("P&P") increased by 1.4 million ounces to 7.3 million ounces.
  - 69% of total Reserve ounces are in the Proven category.
  - Stripping ratio (waste:ore) of 2.6 to 1 for the Extended Mine Plan.
- Total Measured and Indicated Resources (inclusive of Reserves) increased by 1.9 million ounces to almost 10.0 million ounces.
- Total Inferred Resources increased by 1.2 million to 2.4 million ounces

Base Case Mine Plan – Supports Permit Application

- Mine Life of 16 years with mill throughput of 36,000 tonnes per day
- Life of Mine (LOM) average annual production of 367,000 ounces; average annual production of 428,000 ounces through years 1 to 12
- Average mill feed grade 0.98 g/t Au
- LOM total cash costs of $594/oz and all-in sustaining costs of $694/oz
- After-tax Net Present Value of $795 million (5% discount rate), at a gold price of $1,250/oz
- After-tax Internal Rate of Return of 15.2%, with a payback period of 4.4 years
- Initial capital expenditures of $1,147 million

Extended Mine Plan – Supports Total Mineral Reserves

- Adds 2 years to the Base Case Mine Plan mine life with no expansion of the infrastructure footprint, other than a larger pit
- Marginally increases LOM total cash costs to $606/oz and all-in sustaining costs to $703/oz
- Increases LOM average annual production to 372,000 ounces; average annual production of 407,000 ounces through years 1 to 15
- Increases after-tax Net Present Value by an additional $110 million to $905 million (5% discount rate)
- Improves after-tax IRR to 15.4% and while maintaining payback period at 4.4 years
- Initial capital remains unchanged from the Base Case at $1,147 million

Additionally, the Company is in advanced discussions with a syndicate of lenders to double the existing credit facility from $250 million to $500 million and extend the credit period. These additional funds will provide further financial flexibility as the Company executes its growth strategy. The facility is expected to close before the end of 2018.

Steve Letwin, President and CEO of IAMGOLD, said "Côté Gold has progressed from an advanced exploration project to an economically robust development project with nearly 10 million ounces in Measured and Indicated Mineral Resources. I commend the team for their excellent work enhancing the project's economics, refining the development concept previously set out in the PFS, and substantially de-risking the project. When compared to the PFS, the FS Base Mine Plan NPV increased by 13% to $795 million, and the FS Extended Mine Plan NPV increased by 29% to $905 million. The Project's IRR increased by over 100 basis points for both the Base Case and the Extended Mine plans. We are very pleased with our relationship with Sumitomo, and our relationship continues to evolve as we work toward a positive outcome for the development of the Project.

Côté Gold is one of the largest undeveloped gold deposits in attractive mining jurisdictions with surrounding infrastructure, and it is a solid, low-cost project with a 16 year mine life which is expected to deliver 428,000 ounces on average annually, on a 100% basis, during years one through twelve. The development of Côté in our portfolio has the potential to be truly transformational for IAMGOLD, as it would balance the Company's geographical production profile, extend the Company's life of mine, and help transform us into a low cost producer. On the financial side of the equation, the enhanced flexibility gained by doubling our credit facility, combined with our peer leading balance sheet, provides substantial de-risking for the execution of Côté"

The FS was completed jointly by IAMGOLD/Sumitomo and Wood PLC (formerly Amec Foster Wheeler) with inputs from technical studies completed by other specialist consultants. The FS represents a comprehensive study of the technical and economic viability of the selected development option that demonstrates the extraction of the defined Mineral Reserves is economically mineable, and will allow IAMGOLD and Sumitomo to make a decision on the development of the project.

A technical report summarizing the FS will be filed on SEDAR within 45 days of the date of this news release. The public filing of the Feasibility Study triggers the final cash payment to IAMGOLD of $95 million from Sumitomo for its purchase of a 30% interest in the Project.

FS HIGHLIGHTS (100% Basis)

Project Economics and Key Parameters		
	Base Case[1]	**Extended[2]**
Mining Capacity	62 Mtpa	70 Mtpa
Milling Capacity	13.1 Mtpa	13.1 Mtpa
LOM Average Annual Gold Production	367,000 oz.	372,000 oz.
LOM Average Gold Recovery Rate	91.8%	91.8%
Average production during full production years	428,000 oz. (years 1 – 12)	407,000 oz. (years 1 – 15)
Mine Life	16 years	18 years
LOM Average Total Cash Costs	$594/oz	$606/oz
LOM Average AISC	$694/oz	$703/oz
Average Mill Feed Grade	0.98 g/t Au	0.97 g/t Au
Average LOM Strip Ratio	2.42:1	2.62:1
Estimated Capital Expenditure		
Initial Capital [3]	$1,147 million	$1,147 million
Sustaining Capital [4]	$527 million	$589 million
Closure Costs	$63 million	$63 million
Gold Price Assumption used in financial analysis	$1,250/oz	$1,250/oz
Pre-tax NPV (5%)	$1,242 million	$1,404 million
Pre-Tax IRR	18.7%	18.7%
After-tax NPV (5%)	$795 million	$905 million
After-tax IRR	15.2%	15.4%
Payback Period	4.4 years	4.4 years

1 The Base Case supports the current permitting process.
2 The Extended Mine Plan supports the total Mineral Reserves and may require permit amendments. Extended Mine Plan economic parameters are stand-alone and are not additive to the Base Case.
3. The Company expects to enter into equipment lease arrangements of approximately $134 million.
4. For the purposes of this feasibility study, post operating start-up, all waste mining costs and major equipment components are included in operating costs as expenses and are not included in sustaining capital.
* US$/C$ exchange rate of $1.30.

MINERAL RESOURCES (100% Basis)

The Mineral Resources used as the basis for the FS study are summarized below.

Mineral Resource Statement – July 26, 2018				
Classification	**Tonnes (millions)**	**Grade (g/t Au)**	**Contained Ounces (000)**	**IMG Attributable Contained Ounces (000)**
Measured	171.9	0.96	5,310	3,438
Indicated	183.5	0.79	4,660	3,017
Measured & Indicated	355.4	0.87	9,970	6,455
Inferred	112.8	0.67	2,430	1,573

Notes:
1. CIM Definition Standards were followed for classification of Mineral Resources.
2. Mineral Resources are inclusive of Mineral Reserves.
3. Cut-off grades used to report Mineral Resources of 0.30 g/t Au.
4. Mineralized Resources are reported within optimized constraining pit shells at a design price of $1,500 /oz. Au.
5. Treatment & refining cost (incl. transport & selling): $1.75/oz Au, variable NSR royalty percentages by zone: 0.0%-1.5%, Processing based costs (incl. process, G&A, sustaining cost, & closure allocation): $8.85/t, average mining cost (varies by depth): $2.11/t, and re-handling cost $0.87/t.
6. Attributable calculated as 64.75% IAMGOLD, 27.75% Sumitomo, and a 7.5% interest.

MINERAL RESERVES (100% Basis)

The tonnage, grades, and classification of the Total Mineral Reserves captured within the FS Base Case Mine Plan and Extended Mine Plan are summarized below.

Classification	Tonnes (millions)	Grade (g/t Au)	Contained Ounces (000)	IMG Attributable Contained Ounces (000)
Mineral Reserves – July 26, 2018				
Mineral Reserves within Base Case Mine Plan				
Proven	145.1	1.02	4,752	3,077
Probable	57.9	0.88	1,639	1,061
Proven & Probable	203.0	0.98	6,391	4,138
Mine Rock within Base Case pit	491.7			
Incremental Mineral Reserves within Extended Mine Plan				
Proven	8.6	0.95	264	171
Probable	21.4	0.92	629	407
Proven & Probable	30.0	0.93	893	578
Incremental Mine Rock within Extended Mine Plan designed pit	119.8			
Total Mineral Reserves				
Proven	153.7	1.02	5,017	3,248
Probable	79.3	0.89	2,268	1,468
Proven & Probable	233.0	0.97	7,284	4,716
Total Mine Rock within Extended pit	611.5			
Total Tonnage within Extended Pit	844.5			

Notes:

1. CIM Definition Standards were followed for classification of Mineral Reserves.
2. Reserves estimated assuming open pit mining methods.
3. Reserves are based on gold price of $1,200/oz.
4. Cut-off grades varied between 0.33 g/t Au and 0.37 g/t Au depending on alteration profile and pit area.
5. Fixed process gold recovery of 91.8%.
6. Treatment & refining cost (incl. transport & selling): $1.75/oz Au, variable NSR royalty percentages by zone: 0.0%-1.5%, Processing based costs (incl. process, G&A, sustaining cost, & closure allocation): $8.85/t, average mining cost (varies by depth): $2.11/t, and re-handling cost $0.87/t.
7. Attributable calculated as 64.75% IAMGOLD, 27.75% Sumitomo, and a 7.5% interest.
8. Numbers presented in this table may not add up to the totals provided due to rounding.

BASE CASE AND EXTENDED MINE PLAN FS ECONOMICS COMPARED WITH 2017 PFS (100% Basis)

	PFS (2017)	FS (2018)		Change from PFS	
		Base Case Mine Plan	Extended Mine Plan	Base Case Mine Plan	Extended Mine Plan
Mining Capacity	60 Mtpa	62 Mtpa	70 Mtpa	+ 2 Mtpa	+ 10 Mtpa
Daily Milling Throughput	32,000 t	36,000 t	36,000 t	+ 4,000 t	+ 4,000 t
LOM Average Annual Production	320 koz	367 koz	372 koz	+ 47 koz	+ 52 koz
Recovered Gold	5.4 Moz	5.9 Moz	6.7 Moz	+ 0.4 Moz	+ 1.3 Moz
Average Mill Feed Grade	0.89 g/t	0.98 g/t	0.97 g/t	+ 0.09 g/t	+ 0.08 g/t
LOM Average Strip Ratio	2.85: 1	2.42: 1	2.62: 1	-0.51: 1	-0.23: 1
Project Mine life	17 years	16 years	18 years	-1 years	+ 1 years
Initial CAPEX	$1,047 million	$1,147 million	$1,147 million	+ $100 million	+ $100 million
Sustaining CAPEX [1]	$418 million	$527 million	$589 million	+ $109 million	+ $171 million
LOM Average Total Cash Cost	$605/ oz	$594/ oz	$606/ oz	-$11/ oz	+ $1/ oz
LOM Average AISC	$689/ oz	$694/ oz	$703/ oz	+ $5/ oz	+ $14/ oz
After-Tax – NPV @ 5%	$703 million	$795 million	$905 million	+ $92 million	+ $202 million
IRR (After-tax)	14.0%	15.2%	15.4%	120 bps	140 bps
Payback Period	4.5 years	4.4 years	4.4 years	-0.1 years	-0.1 years
Gold Price	$1,250/ oz	$1,250/ oz	$1,250/ oz	+ $0/ oz	+ $0/ oz

Notes:
1. Exchange rate and fuel price are same in PFS and FS at 1.3 USD:CAD and $0.89/L respectively

MINING AND PROCESSING

The FS study refined the selected development option of a truck-shovel operation, assuming 220t autonomous trucks and 34 m³ shovels, and a mineral processing circuit incorporating primary crushing, secondary crushing, tertiary high pressure grinding roll crushing, ball milling, vertical stirred milling, gravity concentration and cyanide leaching, followed by gold recovery using carbon-in-pulp, stripping and electrowinning. The crushing-grinding circuit being utilized is more energy efficient than a standard SAG or a pre-crush circuit and consumes less crushing and grinding media. A thickened tailings management facility is planned.   The mine site would be powered by a 44 km tap line connection to Hydro One's Shining Tree Substation. Key parameters that provide the basis for the Base Case and Extended Mine Plans in the FS and other qualifications and assumptions are provided below:

Parameter	Base Case Assumptions	Extended Mine Plan Assumptions
Maximum Mining Capacity	62 Mtpa	70 Mtpa
Stockpile Capacity	48 Mt	41 Mt
Processing Rate	13.1 Mtpa (36 ktpd)	13.1 Mtpa (36 ktpd)
Metallurgical Recoveries	91.8%	91.8%

For the Base Case Mine Plan, open pit mining includes 46 Mt extracted during the two year pre-production period followed by 14 years of production mining. Stockpile reclaim extends the milling operation into Year 16. The amount of reclaimed ore over the life of the operation is 59 Mt. The average mill feed grade scheduled is 0.98 g/t Au and the LOM stripping ratio is 2.42:1.

For the Extended Mine Plan, open pit mining includes 46 Mt extracted during the two year pre-production period followed by 16 years of production mining. Stockpile reclaim extends the milling operation into Year 18. The amount of reclaimed ore over the life of the operation is 59 Mt. The average mill feed grade scheduled is 0.97 g/t Au and the LOM stripping ratio is 2.62:1.

FUTURE WORK

The FS recommended the completion of various studies to further define site conditions as part of the detailed design process. This includes additional geotechnical investigations to characterize foundation overburden soil and till composition at various locations. In addition, we continue to conduct exploration activities on key Au targets within our more than 500-square-kilometre property surrounding the Côté Gold deposit to advance Au discoveries that could further maximize our flexibility with respect to future development decisions.

IAMGOLD plans to make an investment decision on Côté Gold early in 2019, based on the feasibility work.

QUALIFIED PERSONS

The 2018 Côté Gold FS was prepared by both Wood and IAMGOLD Qualified Persons (QP's) (as defined under National Instrument 43-101). Wood Qualified Persons are independent of IAMGOLD and have reviewed and approved this news release. The affiliation and areas of responsibility for each Qualified Person involved in preparing the 2018 Côté Gold FS, upon which the technical report will be based, are provided below.

Wood QPs

- B. Wang, Ph.D., P.Eng., Design of surface watercourse realignments, tailings management facility, mine rock areas and seepage collection ponds
- A. Peralta, P.Eng., Mine design, Mineral Reserves
- P. Baluch, P.Eng., Project infrastructure
- D. Dyck, P.Eng., Environmental studies, permitting and social or community impact
- P. Oshust, P.Geo., Mineral Resources
- D. Small, P.Eng., Economic analysis, capital costs
- P. O'hara, P.Eng., Process design

IAMGOLD QPs

- A. Smith, M.Sc., P.Geo., Exploration, geological setting, and deposit
- M-F. Bugnon, M.Sc., P.Geo., Property description, location, accessibility, climate, infrastructure, physiography and history

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

SAMPLE PREPARATION and DATA VERIFICATION

IAMGOLD technicians and geologists on site follow a sample preparation protocol to ensure quality control before sending samples to the assay laboratory. Drill core are typically sampled at one-metre intervals and consist of one-half of sawn drill core to be sent to the assay laboratory and the other half retained as a core reference. Core is sawed by technicians following the orientation line drawn by the geologist. The entire length of a drill hole is sampled, except, diabase dykes that occur within the sequence are not sampled, aside for two one-metre shoulder samples at the upper and lower contacts. Sample intervals are logged and tagged with a duplicate tag bearing a unique sample number by IAMGOLD geologists. Sample details, including the borehole number and sample interval are recorded in a sample book. One sample tag is placed in a plastic sample bag with the sawn core sample and the second is stapled in the core box beneath the remaining representative half core sample. The remaining half of the core is stored in racks at the core farm facilities located on site.

For quality assurance/quality control (QA/QC) purposes, IAMGOLD systematically inserts control samples at regular intervals within sample batches. The control samples consist of a certified reference material (CRM) or a blank sample and are routinely monitored.

Sample shipments are dispatched to the primary analytical laboratory, which has varied over the project history and includes: Accurassay Laboratories, AGAT Laboratories Ltd. and ActLabs Ltd. All are accredited to the ISO 17025 by the Standards Council of Canada. Samples were analyzed using a standard fire assay ("FA") with a 50 gram charge with an Atomic Absorption ("AA") finish. Samples that assayed above a preset limit using FA-AA were re-analyzed with the FA-Gravimetric method. Samples containing visible gold or which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis.

The Primary laboratory also sets aside the pulp from one out of every 10 samples which is then sent to a second laboratory for analysis as a check assay. From 2012 to 2018, check assays were variably completed at ActLabs, ALS Minerals and AGAT Labs. Samples were analyzed using standard the FA with AA finish method. Samples that assayed above a pre-set limit using fire assay with AA finish were re-analyzed with the FA-Gravimetric method.

CONFERENCE CALL

A conference call will be held on Friday, November 2, 2018 at 8:00 a.m. (Eastern Daylight Time) for a discussion with management regarding the results of the feasibility study for the Côté Gold Project. A webcast of the conference call will also be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 2698#.

Forward-Looking Information

All Mineral Reserve and Mineral Resources estimates reported by the Company were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014). These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

(i) the estimated amount and grade of Mineral Resources and Mineral Reserves;

(ii) the FS representing a viable development option for the Project;

(iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;

(iv) the estimated amount of future production, both produced and gold recovered; and,

(v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

(i) the presence of and continuity of gold at the Côté Gold Project at estimated grades;

(ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; including the quantities of water and the quality of the water that must be diverted or treated during mining operations;

(iii) the capacities and durability of various machinery and equipment;

(iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;

(v) the pricing for electricity, bulk commodities and equipment spares;

(vi) currency exchange rates;

(vii) gold sale prices and exchange rate assumed;

(viii) appropriate discount rates applied to the cash flows in the economic analysis;

(ix) tax rates and royalty rates applicable to the proposed mining operation;

(x) the availability of acceptable financing under assumed structure and costs;

(xi) anticipated mining losses and dilution;

(xii) metallurgical performance;

(xiii) reasonable contingency requirements;

(xiv) success in realizing proposed operations;

(xv) receipt of permits and other regulatory approvals on acceptable terms; and

(xvi) the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to

variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html. IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com . All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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